Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 18
DATED JUNE 8, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 18 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 12 dated April 16, 2012 (which superseded all prior supplements), Supplement No. 13 dated April 30, 2012, Supplement No. 14 dated May 9, 2012, Supplement No. 15 dated May 17, 2012, Supplement No. 16 dated May 25, 2012 and Supplement No. 17 dated June 5, 2012.  Unless otherwise defined in this Supplement No. 18, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On May 23, 2012, we purchased the following property (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy
Elementis Worldwide Global Headquarters	05/23/12	65,552	$17,625	7.1%	$1,558	$23.76	15	100%	100%
–East Windsor, NJ

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

Elementis Worldwide Global Headquarters.  On May 23, 2012, we, through Inland Diversified East Windsor SciPark, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 65,552 square foot office and laboratory building in East Windsor, New Jersey.  We purchased this property from an unaffiliated third party for approximately $17.6 million. Closing costs for this acquisition did not exceed $75,000.  We funded the purchase price paid at closing with proceeds from our offering and loan proceeds.  At closing, we entered into a loan secured by the property, in an amount equal to $9.6 million.  The loan matures on December 1, 2026.  Until June 1, 2022, the anticipated repayment date, the loan bears interest at a rate equal to 4.875% per annum and requires the borrower to make monthly payments of interest only.  On each payment date occurring on or after June 1, 2022, the borrower will be required to pay both principal and interest.  The loan may be prepaid, in full, but not in part, any time after July 1, 2014, provided, however, that if the prepayment occurs before the date that is three months prior to the anticipated repayment date, the borrower will be required to pay a prepayment premium.

The capitalization rate for this property is approximately 7.1% based on the purchase price paid at closing.

The property will serve as the global management headquarters for Elementis Worldwide, a wholly owned subsidiary of Elementis plc, a global specialty chemicals company with operations worldwide that serves customers in North and South America, Europe and Asia Pacific in a wide range of markets and sectors. Elementis plc is listed on the London Stock Exchange and is a member of the FTSE 250 index, making it one of the 350 largest companies in the United Kingdom by market capitalization.

Elementis Worldwide occupies 100% of the property, pursuant to a fifteen year lease that commenced in March 2012 and terminates in March 2027.  The lease provides for two 13% base rent increases, in years six and eleven.  The lease also gives Elementis Worldwide a termination right after the twelfth year, but the lease requires the tenant to pay a penalty, equal to more than one year’s base rent, upon an early termination.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are thirty-three competitive properties located within approximately ten miles of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of June 5, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	82,687,594	823,007,119	78,654,185	744,352,934

Shares sold pursuant to our distribution reinvestment plan:	3,314,128	31,484,212	—	31,484,212

Shares purchased pursuant to our share repurchase program:	(516,744)	(4,938,683)	—	(4,938,683)
Total:	85,504,978	$849,752,648	$78,654,185	$771,098,463

(1)         Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)         Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)         The amount indicated under net proceeds is prior to issuer costs.